SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

[June 24, 2004]

Metso Corporation

(Translation of registrant’s name into English) Fabianinkatu 9 A, PO Box 1220 FIN-00101 Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ____X____ Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______________ No ________X_______

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-______

SIGNATURES

Date June 24, 2004

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Olli Vaartimo Executive Vice President and CFO Metso Corporation	Harri Luoto Senior Vice President, General Counsel Metso Corporation

METSO TO SUPPLY BCTMP AND ROLL FINISHING LINES FOR SHANDONG HUATAI PAPER IN CHINA

(Helsinki, Finland, June 24, 2004) - Metso Corporation's (NYSE: MX; HEX: MEO) fiber and paper technology business area Metso Paper will supply a bleached chemi-thermomechanical pulp (BCTMP) line, a complete bale pulping line and a roll finishing line for Shandong Huatai Paper Co., Ltd., China. The lines are scheduled to start-up in December 2005 in Dong Ying City, Shandong Province.

The pulp line delivery will include chip washing, main-line refining and screening, reject refining, pulp washing, high-consistency bleaching and steam separation. The line will manufacture high-quality BCTMP pulp from poplar for light-weight offset printing paper production.

This is already the third BCTMP line order to Metso Paper from the Shandong Province within the past 12 months.

The roll finishing line delivery includes two winders, a parent reel cart, wrapping machine and roll handling system. The trim width of the winders is 9.8 meters. The roll wrapping and handling systems are designed for a capacity of 160 rolls/hour. The world's first OptiStream roll finishing line will be supplied to the new PM 11 newsprint machine.

Shandong Huatai Paper ordered a winder and roll wrapping and handling systems for their PM 9 from Metso Paper in 2001.

Shandong Huatai Paper's mill is located in the lower reaches of the Yellow River and the eastern region of the North China plains. The company has several paper machines and produces newsprint, fine paper, special printing papers, coated board and tissue.

Metso Corporation is a global supplier of process industry machinery and systems, as well as know-how and aftermarket services. The Corporation's core businesses are fiber and paper technology (Metso Paper), rock and mineral processing (Metso Minerals) and automation and control technology (Metso Automation). In 2003, the net sales of Metso Corporation were EUR 4.3 billion. Metso has approximately 26,000 employees in 50 countries. Metso Corporation is listed on the Helsinki and New York Stock Exchanges.

For further information please contact:
Håkan Dahlin, Vice President, Sales, Metso Paper, Fiber Business Line,
Tel. +46 60 16 54 07
Ilkka Tuomenoksa, Vice President, Sales, Metso Paper, Paper Business Line,
Tel. +358 40 528 0779

or

Helena Aatinen, Senior Vice President, Corporate Communications, Metso Corporation, tel. +358 20 484 3004
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 617 369 7850.